Mail Stop 3561

August 1, 2008

Mr. Bruce E. Zurlnick
Chief Financial Officer
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

      Re: **Finlay Enterprises, Inc.**
              Finlay Fine Jewelry Corporation
              Form 10-K for the fiscal year ended February 2, 2008
              Filed April 17, 2008
              Form 10-Q for the quarter ended May 3, 2008
              Filed June 12, 2008
              File No. 000-25716

Dear Mr. Zurlnick:

      We have completed our review on the above referenced filings and have no further comments at this time.

              Sincerely,

              James Allegretto
              Senior Assistant Chief Accountant